Room 4561
February 24, 2006

Mr. Andrew J. Brown
Senior Vice President and Chief Financial Officer
Palm, Inc.
950 West Maude Avenue
Sunnyvale, California 94085

      Re:	Palm, Inc.
      Form 10-K for the Fiscal Year Ended June 3, 2005
		Filed July 29, 2005
		Form 10-Q for the Quarterly Period Ended December 2,
2005
		Filed January 10, 2006
		Form 8-K Filed December 20, 2005
		File No. 0-29597

Dear Mr. Brown:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended June 3, 2005

Item 8. Financial Statements

Consolidated Statements of Operations, page 51

1. We note that you appear to have a policy of recording certain amounts related to litigation within "interest and other income
(expense), net." Please explain to us how you support this policy and refer to the relevant accounting literature.

Consolidated Statements of Cash Flows, page 54

2. We note that you exclude cash flows related to your discontinued operations from the face of your statements. Please explain to us how this complies with SFAS 95 that requires you to separately report each category of these cash flows on the face of your statements of cash flows.

Note 2. Significant Accounting Policies

Revenue Recognition, page 58

3. We note that your critical accounting policy disclosure indicates that you recognize revenue using the sell-through method for one of your web-sales distributors. Please indicate the extent to which you recognize revenue using this method, explain to us how sales to this distributor differ from your other transactions and describe how the revenue recognition policy within your financial statements reflects this policy.

Note 19. Business Segment Data, page 80

4. Please explain to us how you considered reporting revenues related to smartphones separately from revenues related to your handheld computer products. In this regard, we note that you appear to differentiate these product groups within your periodic reports and in information provided to investors such as your earnings call slides. Refer to paragraph 37 of SFAS 131.


Item 9A. Controls and Procedures

Inherent Limitations on Effectiveness of Controls, page 82

5. You state that a control system "can provide only reasonable assurance" that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you have complied with the guidance in Section II.F.4 of SEC Release
33-8238.

Form 10-Q for the Quarterly Period Ended November 30, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, page 18

6. We note that you reversed your valuation allowance related to your domestic deferred tax assets based on current and preceding years` results of operations and anticipated profit levels in future periods. Please explain your basis for concluding that these domestic deferred tax assets were realizable. Describe the nature of the positive and negative evidence you considered and explain how that evidence was weighted. As part of your response, explain the consideration that was given to cumulative losses in recent years and explain the extent to which you were able to objectively verify evidence related to your forecast of $1 billion of cumulative future operating income over the next 15 years. In this regard, we note the significant volatility of your results over recent years, the competitive nature of your industry and the rapid technological changes that occur. Refer to SFAS 109, paragraphs 20 through 25 and
103.


Form 8-K Filed December 20, 2005

7. We note the non-GAAP information furnished in your earnings release currently identifies two non-GAAP measures-non-GAAP operating income (loss) and non-GAAP net income (loss) with corresponding per share data. However, the presentation includes additional non-GAAP measures such as non-GAAP total costs and expenses, non-GAAP income before income taxes, and non-GAAP income tax provision (benefit). Note that each line item, sub-total or total, for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure.
See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of
Regulation
S-K.

8. We note that each of the non-GAAP measures excludes items that could be considered recurring in nature and you must meet the burden of demonstrating the usefulness of each measure and clearly disclose why each non-GAAP measure is useful when these items are excluded pursuant to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we believe that your disclosures should explain the following:

* Why you believe that the non-GAAP measures enhance investors` overall understanding of your current financial performance and your prospects for the future;
* Why you believe that each excluded item should not be considered in evaluating your core operating results. In addition, "core operating results" should be defined; and
* Additional detail regarding the inherent limitations. For example, discuss the apparent contradiction of excluding any acquisition-related costs while including the acquisition-related benefits, such as increased revenue. In addition, discuss the exclusion of items that appear to be integral to your performance as an organization such as employee compensation and frequent charges related to restructuring your operations.

9. In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that presentation of a full non-GAAP Statement of
Operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Mark Kronforst, Senior Staff accountant at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Mr. Andrew J. Brown
Palm, Inc.
February 24, 2006
Page 5